Exhibit 4.6

FIRST AMENDMENT TO
WARRANT TO PURCHASE STOCK

This First Amendment to Warrant to Purchase Stock (“Amendment”) is entered into as of April 17, 2018, by and between Domo, Inc., a Delaware corporation (the “Company”) and __________________ (“Holder”).
WHEREAS, as of December 5, 2017, the Company issued a warrant (the “Original Warrant”) to Holder in connection with that certain Loan and Security Agreement by and between Holder, the Company and the other parties thereto dated as of December 5, 2017, as such agreement may be amended, modified or restated from time to time (the “Credit Agreement” ); and
WHEREAS, in connection with the First Amendment to Loan and Security Agreement dated as of the date hereof, the Company and Holder desire to amend the Original Warrant as provided herein.
NOW, THEREFORE, based on the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Holder hereby agree as follows:
1.The first sentence of Section 2.2 of the Original Warrant is hereby amended and restated as follows:
“On any reclassification, exchange, substitution, or other event that results in a change to the Stock, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for Stock if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event.”
2.The definition of “Exercise Price” as provided in Section 5.1(g) of the Original Warrant is hereby amended and restated as follows:
(g)    Exercise Price means, as of the date this Warrant is exercised or converted, the lower of (i) $3.00, adjusted for stock splits and combinations, and (ii) the lowest price per share the Company receives for Future Round Stock, adjusted for stock splits and combinations.
3.The definition of “Series D-2 Preferred Stock” as provided in Section 5.1(n) of the Original Warrant is hereby deleted.
4.A new definition is inserted into Section 5.1 of the Original Warrant in proper alphabetical order as follows:
(h-1)    Future Round Stock means any Equity Interests issued by the Company, other than shares of Common Stock or options to acquire Common Stock issued pursuant to any Company equity incentive plan approved by its stockholders, in a private placement transaction for aggregate gross proceeds in excess of Two Million Dollars following the Issuance Date and prior to the date of the closing of the Company’s IPO.
5.The definition of “Stock” as provided in Section 5.1(o) of the Original Warrant is hereby amended and restated as follows:
(o)     Stock means Class B Common Stock.
6.The definition of “Warrant Number” as provided in Section 5.1(u) of the Original Warrant is hereby amended and restated as follows:
(u)    Warrant Number means,         , adjusted for stock splits and combinations.

First Amendment to Warrant – Domo, Inc.

7.Appendix 1 of the Original Warrant is hereby amended and restated to delete all references to Series D-2 Preferred Stock.
Except as expressly provided herein, all other terms and conditions of the Original Warrant remain unchanged and in full force and effect.
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First Amendment to Warrant – Domo, Inc.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first written above.

“COMPANY”

Domo, Inc.

Name:
Title:

“HOLDER”

By: Tennenbaum Capital Partners, LLC, its Investment Manager

Name:
Title:

First Amendment to Warrant – Domo, Inc.